Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

NINE MONTHS ENDED SEPTEMBER 30,	2008	2007

(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC AND DILUTED EPS
Net loss from continuing operations	$(40,287)	$(17,645)
Net gain from discontinued operations	$-	$21,320

Net income (loss) as reported	$(40,287)	$3,675

Loss from continuing operations	$(0.70)	$(0.36)
Loss from discontinued operations	-	0.43

Income (loss) per Class A Share	$(0.70)	$0.07

Weighted average number of shares used in calculation (in thousands)	57,722	49,259